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Condo's Ode to Pablo Picasso

Iconic Artist Portrait

The Artwork's title and subject directly reference Henri Matisse's "The Young Sailor" (1906) and Pablo Picasso's "The Sailor" (1943).

It is from a series of 18 portraits George Condo painted in 2012 titled "Toy Heads." The series replaces the faces of characters like Iron Man, Mike Kelly, and in this instance Picasso, with Cubist geometric motifs.



$981K

Offering Size

16.2%

Similar Sales Growth ('13-'24)[1]

Promising Composition

Market Analysis of Comparable Works

Market data indicates comparable works have demonstrated values ranging up to $2.5M in secondary market transactions.



Sold for $2.5M

The Aztec Cosmologist (2009)
September 2018, Sotheby's Hong Kong



Sold for $1.5M

Young Girl with Blue Dress (2007)
November 2027, Phillips Hong Kong

Note: The three most recent similar auction sales were $1.9M ('22), and $1.3M ('23), and $1.3M ('24).

99% PROGRESS

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Important Disclosures

View offering circular here. Investing involves risk. Past results are not indicative of future outcomes.

Masterworks is providing this communication as an agent for its issuer entities, not Masterworks Advisers. Content does not contain legal, tax, or investment advice. Masterworks is not a licensed broker-dealer by the SEC or FINRA.

Art sales price data is comparative only. Each painting is unique and historical data is not a direct proxy for any specific painting or investment. Data represents whole art not an investment into our offerings which includes fees and expenses. Past sales are not indicative of future results.

Progress reflects the percentage of the total offering for which investors have initiated a subscription on the website's buyflow. This includes subscriptions that have closed for which shares have been issued, subscriptions that have been funded, but are not yet closed, subscriptions that been signed (i.e. reserved), but not yet funded and subscriptions that have been initiated whereby a person has entered the number of shares and amount they wish to purchase, but has not yet completed the subscription. Since some of these potential investors will ultimately not complete the purchase, the progress percentage always reflects the higher end of the range of subscriptions received at any given point in time.

Masterworks can only make and accept sales after an offering statement has been filed, and "qualified", by the SEC. Any offers may be revoked before notice of qualification. Indications of interest involve no obligation. For further disclosure on Regulation A Offerings, Risks of Investing, Performance Metrics, Art Market Data, Progress Bar, and more visit the offering documents filed with the SEC and Important Disclosures at masterworks.com/cd.

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